OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Fama, Inc.

13010 Morris Road
Building 1, Suite 600
Alpharetta, GA 30534

https://www.famacash.com

10000 shares of Class A Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 1,000,000 shares of common stock ($1,000,000)

Minimum 10,000 shares of common stock ($10,000)

Company	Fama, Inc.
Corporate Address	13010 Morris Road, Building 1, Suite 600, Alpharetta, GA 30004
Description of Business	Famacash is a mobile financial services company. Using the Famacash app and website customers can send money, airtime, gift-cards, and deals. Merchants can push deals and coupons to customers using Fama.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$1.00 per share
Minimum Investment Amount (per investor)	$500

Perks

$50,000+ investment will earn an unlocked iPhone 7

$100,000+ investment will earn an Apple Macbook Pro

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

FAMA is a mobile and open digital payments marketplace that offers both merchants and consumers a full range of solutions for all their payment and marketing needs. FAMA provides products for all components of the payments ecosystem including money transfer, p2p, loyalty, coupons and deals, as well as processing and Big Data support services, all from one, easy to use, white labeled solution. Merchants that use FAMA for payment solutions will deliver a rewarding, personalized, and enriching experience for their shoppers, resulting in higher customer retention rates.

Please see Appendix C for further information.

The team

Officers and directors

Dr. Saiful Khandaker	CEO & Founder
Hussain Shirazie	EVP Asia & Middle East
Rabiul Karim	EVP

Dr. Saiful Khandaker
Dr. Khandaker has been the CEO of FAMA since 2015. Prior to FAMA, Dr. Khandaker was CEO of Freebee Pay, an innovative loyalty and shopping solution that also integrated charity payments into its product offering. Also co-founder of Beekash Payment Systems, LLC, and a payment gateway system that enabled processing for Credit & Debit cards, e-Checks, and Bitcoin transactions for worldwide online retailers. Before FreebeePay and Beekash, Dr. Khandaker has designed and developed software applications for AT&T, Cingular Wireless, Cox Communications, BellSouth, Delta Airlines, GE, and many start-ups. Dr. Khandaker has a Doctorate degree in Organizational Leadership, a Master's of Science degree in Technology Management, and a Bachelor of Science degree in Computer Information Systems. He received Top 5 Mobile Innovation Award in 2011 by the Wireless Technology Forum of Georgia and Top 40 Innovation Award in 2012 by the Technology Association of Georgia. Position held in past three years: July 2015 - present CEO, Fama, Inc. November 2009 - June 2015 CEO, FreebeePay, Inc.

Hussain Shirazie
Hussain has been the EVP Asia & Middle East of FAMA since September 2016. He was responsible for the Standard Chartered Bank's transaction banking business based out of Dhaka, Bangladesh for the last three years ending March 16, 2016. The USD 140 million business comprising of a 41 member team covered all facets of the corporate transaction banking business. Prior to Bangladesh, he was based out of Bahrain for 6 years with added business and management responsibility for the Saudi Arabia, Oman, Qatar, Jordan and Lebanon markets. Earlier, he spent 4 years with HSBC in Sydney, Australia running their payments and cash management business and 5 years with Citibank starting in 1997 in Dubai as part of their corporate business and relationship management. Position held in past three years: September 2016 - present EVP Asia & Middle East, Fama, Inc. January 2012 - April 2016 Managing Director, Transactional

Banking, Standard & Chartered Bank, Bangladesh

Rabiul Karim
Karim has been the EVP of FAMA since November 2015. He has held a senior level management position with a large retail chained company where he managed over 1800 employees. Karim is actively involved in the South Asian community. He has been elected as the chairman of FOBANA (Federation of Bangladeshi Association in North America), a non-profit parent organization for over 200 Bangladeshi Associations of North America. Karim is on the board of directors of the Pundra University of Science and Technology and the board of directors of Bangladesh Medical College. He earned a MBA from Wichita State University. Position held in past three years: July 2015 - present EVP, Fama, Inc. April 2008 - June 2015 Vice President, Baig & Karim, LLC

Related party transactions

The company has borrowed $60,485 from Saiful Khandaker. Please see Indebtedness for further information.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. The Company intends to file patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.
- **There are several potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products or solutions developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.
- **This is a brand-new company.** It has no history, no clients, no revenues. If you are investing in this company, it's because you think that Famacash is a good idea, that the Famcash will be able to simplify the money transfer process, that we will be able to successfully market and sell the service, that we can price it right and sell it to enough people so that the company will succeed. We have yet to send money and we plan to go Live in June/July 2017. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise**

extensive funds in order to be successful. We estimate that we will require at least $500,000 to commence full operation. We believe that we will be able to finance the operation. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **You can't easily resell the securities.** Investing in a startup exposes you to financial risk as a result of our limited operating history, our reliance on management, general market risks, limited transferability of Interests, reliance on the services of third parties, and other factors beyond our control. We cannot guarantee that an Investor will receive either a return of his or her investment or a return on his or her investment.
- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and Famacash has priced the services at a level that allows the company to make a profit and still attract business.
- **Economic Contraction** Economic contraction in any of the markets that FAMA operates in will result in several challenges for FAMA's growth and development. Firstly, aggregate overall spending will decline, which will inherently result in less use of FAMA solutions. Secondly, in emerging markets contraction often results in a stronger migration to cash, further diminishing the use of electronic payments, which would lead to lower payments volume and therefore lower revenues. It appears that in the two primary markets FAMA will operate in, the United States and Bangladesh, economic contraction will be unlikely through 2018. According to the World Bank, the growth of the U.S. economy will be lackluster but steady, averaging about 2.5% per year while Bangladesh is expected to have 6.8% annualized growth through 2018.Here follows a list of some of the other markets FAMA is considering expansion to in the short to medium term with corresponding annual growth forecasts through 2018, based on reports from the World Bank, TradingEconomics.com, and internal analysis: Peru: 3.3% to 4.6% Mexico: 0.5% to 0.8% UK: 2.1% to 2.4% Holland: 1.7% to 2.0% India: 7.8% to 7.9% Pakistan: 2.8% to 4.5% Bahrain: 2.2% to 2.8% Qatar: 3.2 to 3.8% United Arab Emirates: 2.4% to 2.5% As per the above list, with the exception of Mexico, all countries FAMA plans to operate in should register minimum growth rates of 1.5%. In addition, FAMA's market diversification will

allow for more efficient management of risk, lessening the impact of a severe shock brought on by unforeseen economic and political circumstances. However, it is worth mentioning that economic contraction in emerging markets will trigger migration to mature markets which will increase remittance service volumes.

- **Political Instability in Bangladesh** In spite of the economic opportunity that Bangladesh represents and in spite of strong GDP growth never dipping below 5% annualized since 2006, low-intensity political instability in the country persists at present. The instability is usually intensified during years or national elections or appointments of officials to key government posts. Bangladesh is occasionally also subject to small-scale acts of terrorism by internal and external agents. In spite of the above, economic growth is forecasted to remain strong, and a newly enacted value added tax may result in additional income that, if managed accordingly, should result in more income distribution and lead to increased economic and political stability. Government authorities in the country also recognize that electronic payments are a key driver for economic growth and that investing in these types of solutions will provide positive dividends to the economy. Key to the political stability of the country will be parliamentary elections that must be held no later than January 2019. Although the incumbent party should remain in power and therefore continue to enact high growth economic policies, it will also be key and of most importance that the elections be held with limited violent incidents in order to retain long-term stability in the country.
- **Speculative Bubble in the Fintech Industry** As of May 2016, Fintech is a booming business among venture capitalists. Despite a downturn in investments in the overall high-tech sector, Fintech has proven to be an exception, with USD 5.7 billion being invested in Q1 2016, with 85% of these investments coming from venture capital firms, as reported by KPMG and CB Insights. This figure was a 150% increase over Q4 2015, although the growth was tempered by three mega deals accounting for 54% of total investments in Q1 2016. Overall, over 218 deals were made during the last quarter with Fintech companies. It is only common sense to assume that these types of investment levels cannot be sustained forever and that it is only a matter of time before these dry up, and it is also possible that investment may collapse in light of mobile payment solutions not meeting market expectations, resulting in a speculative bubble. However, given that the mobile payment opportunity alone is expected to exceed a trillion dollars in 2019, it is most likely that investments in the Fintech industry will be cyclical in nature, with gaps in investment inflows lasting 1 to 3 quarters before they pick up, and FAMA expects this trend to continue through the early 2020's. To counter any future speculative bubble or severe downturn of investment funding, FAMA is relying on two strategies to ensure its long-term survival. Firstly, the company is putting a stronger emphasis and reliance in EB-5 investing versus venture capitalist funding. FAMA is the only company in the Fintech sector that has focused on this investment route. This gives FAMA access to investment and capital markets where there is less competition from other Fintech companies and where financial costs will be higher for FAMA.

Secondly, FAMA is taking a bootstrapped approach to management of the company and plans to do so until the company starts to generate significant revenue and, ultimately, profits. This will also facilitate building cash reserves to weather any investment dry periods in the Fintech industry.

- **Over-reaching Regulation** In any market FAMA operates in, there is always the risk that any government entity may over-regulate the payments industry. In mature markets, this may manifest itself by regulation strangling the business case in the form of high license fees, excessive permit requirements, costly underwriting of clients and end-users, and mandated velocity limit controls on payment activity designed to counter money laundering and fraud. In emerging markets, in addition to the regulations risks associated with mature markets, the added risk is with regulators creating monopolies (both on purpose and unintended), or giving strong preference to local providers, as seen with China Union Pay. FAMA's initial observations are that at least in the two primary markets the company initially plans to operate in, increase in regulation should not be an issue. In the United States, financial regulators have mostly focused on keeping a close eye on the banking sector and on short term money lenders. Within the payments space, they have traditionally focused on regulating credit card interest rates but have largely left the payment processing side of the business intact. In Bangladesh, the analysis indicates that government regulators are interested in developing the electronic payment infrastructure of the country due to the residual benefits that this will bring to the economy, among them, increased financial literacy, a safer and faster means to transport money, and increased tax receipts.
- **Risk related to merchant and agents relationship** FAMA will depend, in part, on its merchant relationships and agent networks to grow its business. If it is unable to maintain these relationships, Fama's business may be adversely affected. Fama relies on the continuing growth of the Fama's merchant relationships, agent networks, and other product distribution channels. There can be no guarantee that sufficient growth will occur to maintain Fama's operations at projected levels. The loss of such relationships could negatively impact Fama's business and result in a reduction ofFama's revenue and profit. Further, if the number of mobile commerce transactions using the Fama mobile money network does not grow at projected levels or if consumers or businesses do not adopt Fama's services, it could have a material adverse effect on the profitability of Fama's business, financial condition, and results of operations.
- **The ability to recruit, retain and develop qualified personnel is critical to Fama's success and growth.** FAMA's business involves rapidly changing technological, social, economic, and regulatory developments that require a wide-ranging set of expertise and skill. For it to successfully compete and grow, it must retain, recruit, and develop the necessary personnel who can provide the needed expertise. However, the market for qualified personnel is competitive and it may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. Fama's effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect Fama's profitability. Fama cannot

provide any guarantee that key personnel, including executive officers, will continue to be employed or that it will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on it and its ability to sustain profitability.

- **Fraud by merchants or others could have a material adverse effect on Fama's business, financial condition and results of operations.** FAMA may have potential liability for fraudulent electronic payment transactions or credits initiated by merchants or others. Examples of merchant fraud include when a merchant or other party knowingly uses a stolen or counterfeit credit, debit or prepaid card, card number or other credentials to record a false sales transaction, processes an invalid card, or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction that would be processed in the Fama network. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase Fama's chargeback liability or other liability. Increases in chargebacks or other liability could have a material adverse effect on Fama's business, financial condition, and results of operations.
- **FAMA may experience software defects, computer viruses and development delays, which could damage customer relations, Fama's potential profitability and expose it to liability.** FAMA's products are based on sophisticated software and computing systems that often encounter development delays, and the underlying software may contain undetected errors, viruses or defects. Defects in Fama's software products and errors or delays inFama's processing of November 20, 2015 v3 27 electronic transactions could result in additional development costs, diversion of technical and other resources from Fama's other development efforts, loss of credibility with current or potential customers, harm to Fama's reputation, or exposure to liability claims. In addition, Fama may rely on technologies supplied by third parties that may also contain undetected errors, viruses or defects that could have a material adverse effect on Fama's business, financial condition and results of operations. Although it will attempt to limit Fama's potential liability for warranty claims through disclaimers in Fama's software documentation and limitation-of-liability provisions in Fama's license and customer agreements, it cannot assure that these measures will be successful in limiting Fama's liability.
- **FAMA will rely on various financial institutions to provide clearing services in connection with its settlement activities.** FAMA is unable to maintain clearing services with financial institutions and is unable to find replacements, Fama's business may be adversely affected. It will rely on various financial institutions to provide clearing services in connection with its settlement activities. If such financial institutions should stop providing clearing services it must find other financial institutions to provide those services. If it is unable to find a replacement financial institution Fama may no longer be able to provide processing services to certain customers, which could negatively impact its revenue and earnings.
- **Changes in card association and debit network fees or products could increase**

costs or otherwise limit Fama's operations. From time to time, card associations and debit networks increase the organization and/or processing fees (known as interchange fees) that they charge. It is possible that competitive pressures will result in Fama absorbing a portion of such increases in the future, which would increase its operating costs, reduce its profit margin, and adversely affect its business, operating results, and financial condition. In addition, the rules and regulations of the various card associations and networks prescribe certain capital requirements. Any increase in the capital level required would further limit its use of capital for other purposes.

- **Failure to protect Fama's intellectual property rights and defend the itself from potential patent infringement claims may diminish Fama's competitive advantages or restrict it from delivering its services.** FAMA's patents, and other intellectual property are important to Fama's future success. Assurance of protecting Fama's trade secrets, know-how or other proprietary information cannot be guaranteed. Fama's patents could be challenged, invalidated or circumvented by others, and may not be of sufficient scope or strength to provide it with any meaningful protection or advantage. If Fama is unable to maintain the proprietary nature of its technologies, it could lose competitive advantages and be materially adversely affected. The laws of certain foreign countries in which it contemplates doing business in the future do not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Adverse determinations in judicial or administrative proceedings could prevent it from selling Fama's services or prevent it from preventing others from selling competing services, and thereby may have a material adverse effect on its business and results of operations.
- **FAMA faces competition from global and niche or corridor money transfer providers, United States and international banks, card associations, card-based payments providers and a number of other types of service providers, including electronic and internet providers.** Fama's continued growth depends on Fama's ability to compete effectively in the industry. Money transfer and global business payments are highly competitive industries which include service providers from a variety of financial and non-financial business groups. Fama's competitors include banks, credit unions, ATM providers and operators, card associations, card-based payments providers such as issuers of e-money, travel cards or stored-value cards, informal remittance systems, web-based services, telephone payment systems (including mobile phone networks), postal organizations, retailers, check cashers, mail services, currency exchanges and traditional money transfer companies. These services are differentiated by features and functionalities such as speed, convenience, network size, hours of operations, loyalty programs, reliability, and price. Fama's continued growth depends on Fama's ability to compete effectively in this industry and it believes it will be able to do so given the comprehensive suite of services it eventually intends to provide as part of the Project.
- **We have not based the financial projections on actual operations.** Because our business has no operating history we cannot provide a balance sheet or income statement based on actual operations. We have based the pro forma financial

projections included in the Business Plan on assumptions we believe are reasonable concerning future operations of Fama and on Fama's experience in the mobile wallet industry. Because actual conditions will differ from those assumptions, and the differences may be material, we cannot assure you that these projections will prove accurate and caution you against placing excessive reliance on them in deciding whether to invest in the Partnership. Any increase in costs or decrease in revenues of Fama could affect your ability to receive a return of or on your investment.

- **FAMA must obtain Licenses.** Before commencing operations, Fama must obtain licenses from government agencies, including Money Services Business licenses when Fama's activity falls within the state definition of a money transmitter, among others. Cross-border transactions will require additional permits. While Fama do not know of any material impediments to obtaining any necessary permits, licenses, consents or approvals, we cannot provide assurance that unexpected difficulties will not materially delay or prevent obtaining them.
- **Increased competition may reduce profitability.** Businesses compete with Fama in one or more product categories. Some of these competitors have well-established reputations or may have greater financial or marketing resources than Fama does. They may have greater resources than Fama available for sourcing, promoting and selling November 20, 2015 v3 31their products, or may be better able to sustain operating losses for a significant period while building market share. Increased competition may reduce Fama's profitability by lowering sales, lowering gross profits, or forcing it to increase spending on advertising or marketing.
- **Unfavorable publicity could harm the Project's reputation.** Bad publicity or bad word-of-mouth regarding the quality or safety of service has harmed other businesses similar to Fama and could undermine the success of Fama. In addition to negative reports of actual events in traditional media or on-line social network sites, bad publicity can result from unfounded allegations. Whether bad publicity has a factual basis or not, it can harm public perception of Fama and damage business by discouraging customers from using the Fama's services. Negative publicity could also discourage future lenders or investors from providing future financing.
- **Legal proceedings could materially affect our results.** From time to time, Fama may be a party to legal proceedings including matters involving personnel and employment issues, personal injury, intellectual property and other proceedings arising in the ordinary course of business. Although management does not know of any current basis for a legal claim against Fama, should claims arise in the future the expense of defending them, or paying settlements or judgments, could materially affect Fama's results and ability to sustain profitability.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- SLN Partners, LLC, 30.0% ownership, Class A Common Stock

- Apps Ventures, LLC, 30.0% ownership, Class A Common Stock
- Astron Capital, LLC, 22.0% ownership, Class A Common Stock
- SLN Partners, LLC, 35.0% ownership, Class B Common Stock
- Apps Ventures, LLC, 51.0% ownership, Class B Common Stock

Classes of securities

- Class 'A' Common Stock: 11,371,666

  Voting Rights of Common Stock Class A

  The holders of Class A Common Stock shall have one (1) vote per share.

  Dividend Rights of Common Stock Class A

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock A are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock A will be a business decision to be made by the Board from time-based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions of Common Stock Class A

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock A are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. At present we don't have any outstanding preferred stockholders in the company.

  Rights and Preferences of Common Stock Class A

  The rights, preferences and privileges of the holders of the company's Class A Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Class 'B' Common Stock: 5,000,000

  Voting Rights of Common Stock Class B

  The holders of Class B Common Stock shall have one hundred fifty (150) vote per share.

Dividend Rights of Common Stock Class B

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock B are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions of Common Stock Class B

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock B are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences of Common Stock Class B

The rights, preferences and privileges of the holders of the company's Class B Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

- Preferred Stock: 0

Voting Rights of Preferred Stock

The holders of Preferred Stock shall have one (1) vote per share.

Dividend Rights

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payments on the Common Stock with respect to the same dividend period.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Rights and Preferences

The rights of the Preferred shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series.

What it means to be a Minority Holder

As a minority holder of Type A Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The Class A Common Stock and the Class B Common Stack shall be identical in all respects and shall have equal rights and privileges, except as otherwise provided in the article. The holders of Class A Common Stock and Class B Common stock shall in all matters vote together as a single class; provided, that the holders of Class A Common Stock shall have one (1) vote per share and the holder of Class B Common Stock Shall have one hundred fifty (150) votes per share.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until July 2017. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. We are launching our service in July 2017 and expecting to generate revenue through money transfer, airtime recharge, credit card processing, deals, gift card, bill payment, and coupon services.

Financial Milestones

The company is investing for the continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $13 million, $34 million and $75 million, respectively, and believes the company will generate positive net income beginning in 2019. The basis for these financial forecasts is that Fama expects to raise several rounds of venture funding to achieve the revenue target. Fama has a diverse portfolio of products that has a huge potential to generate revenue. Fama's revenue is based on transactional fees. For each airtime, money transfer, deals, gift card, coupon, merchant payments, bill payments, taxi ordering, restaurant ordering, etc. Fama makes a fee. Fama is servicing market that combines over 5 trillion (mobile payment, mobile commerce, e-commerce, deals, etc.).

FAMA will monitor its financial performance by monitoring Key Performance Indicators (KPIs) in sales, marketing, and finances. Each is described in detail below.

Sales KPI's:

- Sales Growth: This is a key metric for FAMA to monitor growth projections and will be instrumental to the company's strategic decision-making. Monitoring this metric over multiple time periods will help FAMA gain a clear indication of growth trends and normalize the company's values to account for monthly or quarterly spikes in revenue.
- Sales Pipeline: This metric will organize FAMA's distribution channel based on opportunity value and the probability of a sale. Each agent has an estimated purchase value associated assigned to them (Type of store, Location) to help FAMA's forecast the growth of the business.
- Product Performance: Product sales based on revenue performance to inform FAMA's sales team about which products are selling well. At the same time, this metric should rank the poorest performing products to determine which products are failing to resonate with FAMA's users.
- Sales Target: This will measure FAMA's current sales (either dollar value or number of transactions) and compare that value to a target or past performance.
- Average Sale Value: This measures the average sale value of each sale by territory assignments to the sales team. This KPI will be used to quantify the potential dollar opportunity associated with each territory and therefore help to accurately predict the future value.
- Sales per Rep: This measures the ability of each of the company's sales reps or sales teams to generate revenue. By nature, sales teams are competitive, so providing ubiquitous access to this KPI may help foster a healthy level of competition amongst the different teams.

Marketing KPI's

- Return on Investment (ROI): This will measure how much revenue a marketing campaign is generating compared to the cost of running that campaign.
- Incremental Sales: This will measure the contribution of marketing efforts to increase sales revenue.
- Traffic Sources: This will measure which traffic sources are driving visitors to the company's website and provide a comparison of each of those sources.
- Customer Acquisition Costs: This will analyze FAMA's customer acquisition process and costs in order to help understand how potential customers discover the product or brand and, more importantly, how they eventually become a customer.

Financial KPI's and Ratios

- Current Ratio: This will measure the ability of the company to pay all financial

obligations in a certain time period. This ratio accounts for current assets such as account receivables as well as current liabilities such as account payables.
- Working Capital: This metric will measure the company's financial health by analyzing readily available assets that could be used to meet any short-term financial liabilities. This includes assets such as on-hand cash, short-term investments. This metric will also help demonstrate the liquidity of FAMA.
- Return on Equity: This will measure FAMA's ability to generate revenue for each unit of shareholder equity.
- Net Profit Margin: This will measure how effective FAMA is at generating profit on each dollar of revenue it brings in.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital through crowdfunding offerings, equity or debt issuances, or any other method available to the company. We are also pursuing the EB-5 investment from a foreign investor under the US Immigration investment program where foreign investors will get US Green Card for investing $500,000 in a company. Famacash has completed all the legal documents and securities filing to raise $10 Million from 20 EB-5 investors. The $10 million raised under the EB-5 program is a debt financing at 3% interest with a five years maturity plan. We have started a marketing campaign in China for soliciting EB-5 investors as 90% EB-5 investors are coming to the USA from China. Also, we are currently under discussion with several private equity firms from Indonesia, Malaysia, UK, and Bahrain for capital investment.

We are seeking to raise $1,000,000 from crowdfunding initially. With $1 million funding, we will be able to achieve significant milestones (i.e. live customers and agents network). After $1 million raise, we will focus on raising additional $15 to $25 million from venture capital. This additional capital will be considered as growth capital. It will allow us to increase our sales, marketing, and customer support activities as well as increasing our presence in the Middle East and Africa. After this, we will try to raise $100 million for major worldwide expansion. Finally, we envision to raise $1 billion from IPO to make major worldwide penetration.

Indebtedness

The company has an outstanding note to Saiful Khandaker for $60,485. The notes bear no interest with the balance due and payable on December 31, 2021.

Recent offerings of securities

- 2015-11-15, Reg D - (Rules 506(c) / Securities Act Section 4(a)(5)), 500000 Classs 'A' Common Stock. Use of proceeds: Product development Legal Office space

Travel

Valuation

$16,371,666.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$1,000,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$60,000
Escrow Fees	$100	$1000
Professional Fees	$0	$0
Net Proceeds	$9,300	$939,000
Use of Net Proceeds:		
R& D & Production	$0	$100,00
Marketing	$1,000	$300,000
Working Capital	$8,300	$350,000
Legal	$0	$50,000
MSB License	$0	$200,000
Total Use of Net Proceeds	$10,000	$1,000,000

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $1,000,000, we believe the amount will last us 12 to 18 months and plan to use the net proceeds of approximately $1,000,000 over the course of that time as follows:

1. Engage a branding company to enhance our brand image

2. Increase marketing campaign in China for EB-5 investors

3. Apply for money transfer licenses in several States (we need license in all 51 States eventually)

4. Hire field sales people in New York

5. HIre an outsourced marketing person

6. Keep enough money for business traveling

7. Spend money on marketing and advertisement for customer acquisition

8. Hire back office support people

9. Hire few more IT support people

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Filing

The company will make annual reports available at www.famacash.com in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR **Fama, Inc.**

[See attached]

FAMA, INC.

FINANCIAL STATEMENTS

December 31, 2016 and 2015

Together with
Independent Accountants' Review Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Fama, Inc.
Index to Financial Statements
(Unaudited)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Management and Board of Directors
Fama, Inc
Alpharetta, Georgia

We have reviewed the accompanying financial statements of Fama, Inc., a Georgia corporation, which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and stockholders' deficit, and of cash flows the year ended December 31, 2016 and the period from July 10, 2015 ("Inception") to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbmckennon

Newport Beach, California
June 2, 2017

FAMA, INC.
BALANCE SHEETS
(Unaudited)

	December 31, 2016	December 31, 2015
Assets:		
Current assets		
Cash	$ 947	$ 2,219
Other current assets	990	-
Current assets	1,937	2,219
Total assets	$ 1,937	$ 2,219
Liabilities and Stockholders' Deficit:		
Current liabilities		
Accounts payable	$ 399	$ 1,560
Accured liabilities	662,267	179,400
Current liabilities	662,666	180,960
Note payable to related party	60,485	8,697
Note payable	14,000	-
Total liabilities	737,151	189,657
Commitments and contingencies (Note 4)	-	-
Stockholders' Deficit:		
Preferred stock, par value $0.01 50,000,000 shares authorized, none issued and outstanding	-	-
Class A Common stock, par value $0.01; 200,000,000 shares authorized; 11,371,666, and 11,311,666 issued and outstanding, as of December 31, 2016 and 2015, respectively	113,717	113,117
Class B Common stock, par value $0.01; 25,000,000 shares authorized; 5,000,000, and 5,000,000 issued and outstanding, as of December 31, 2016 and 2015, respectively	50,000	50,000
Subscription receivable	(100,100)	(140,400)
Additional paid-in capital	113,548	65,983
Accumulated deficit	(912,379)	(276,138)
Total stockholders' deficit	(735,214)	(187,438)
Total liabilities and stockholders' deficit	$ 1,937	$ 2,219

See the accompanying independent accountants' review report and notes to financial statements.

FAMA, INC.
STATEMENTS OF OPERATIONS
(Unaudited)

	Year Ended December 31, 2016	Period from July 10, 2015 (Inception) to December 31, 2015
Revenues	$ -	$ -
Operating Expenses:		
General and administrative	590,044	218,562
Sales and marketing	7,746	20,721
Research and development	37,942	36,855
Total operating expenses	635,732	276,138
Operating loss	(635,732)	(276,138)
Other income (expense):		
Interest expense	(509)	-
Total other income (expense)	(509)	-
Loss before provision for income taxes	(636,241)	(276,138)
Provision for income taxes	-	-
Net loss	$ (636,241)	$ (276,138)

See the accompanying independent accountants' review report and notes to financial statements.

FAMA, INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
(Unaudited)

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount				
Inception, July 10, 2015	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Common stock issued to founders	-	-	9,645,000	96,450	4,250,000	42,500	(138,950)	-	-	-
Common stock issued for cash	-	-	1,666,666	16,667	750,000	7,500	204,933	(140,400)	-	88,700
Net loss	-	-	-	-	-	-	-	-	(276,138)	(276,138)
December 31, 2015	-	-	11,311,666	113,117	5,000,000	50,000	65,983	(140,400)	(276,138)	(187,438)
Sale of common stock for cash	-	-	60,000	600	-	-	29,400	40,300	-	70,300
Contributed capital - related party	-	-	-	-	-	-	10,000	-	-	10,000
Stock based compensation	-	-	-	-	-	-	7,656	-	-	7,656
Imputed interest	-	-	-	-	-	-	509	-	-	509
Net loss	-	-	-	-	-	-	-	-	(636,241)	(636,241)
December 31, 2016	-	$ -	11,371,666	$ 113,717	5,000,000	$ 50,000	$ 113,548	$ (100,100)	$ (912,379)	$ (735,214)

See the accompanying independent accountants' review report and notes to financial statements.

FAMA, INC
STATEMENTS OF CASH FLOWS
(Unaudited)

	Year Ended December 31, 2016	Period from July 10, 2015 (Inception) to December 31, 2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (636,241)	$ (276,138)
Adjustments to reconcile net loss to net cash used in operating activities:		
Imputed interest	509	-
Stock-based compensation	7,656	-
Changes in operating assets and liabilities:		
Other current assets	(990)	-
Accounts payable	(1,161)	1,560
Accrued liabilities	482,867	179,400
Net cash used in operating activities	(147,360)	(95,178)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from sale of common stock	70,300	88,700
Proceeds from note payable to related party	51,788	8,697
Proceeds from note payable	14,000	-
Contributed capital	10,000	-
Net cash provided by financing activities	146,088	97,397
Increase (decrease) in cash and cash equivalents	(1,272)	2,219
Cash and cash equivalents, beginning of year	2,219	-
Cash and cash equivalents, end of year	$ 947	$ 2,219
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Non cash investing and financing activities:		
Subscription receivable	$ -	$ 212,433

See the accompanying independent accountants' review report and notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Fama, Inc. (the "Company") is a Georgia Corporation formed on July 10, 2015. The Company's headquarters are located in Alpharetta, Georgia. The Company's financial statements included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company's primary operations consist of the development of Famacash. In addition to person-to-person payments and international remittance, Famacash is an open digital payments marketplace that offers both merchants and consumers a full range of solutions for all their payment and marketing needs. Famacash provides products for all components of the payments ecosystem including money transfer, P2P, bill payment, airtime recharge, loyalty, coupons and deals, as well as processing and Big Data support services, all from one, easy to use, mobile app or white labeled solution. Merchants that use Famacash for payment solutions will deliver a rewarding, personalized, and enriching experience for their shoppers, resulting in higher customer retention rates.

Going Concern
To date, the Company has relied upon proceeds from the sale of their common stock and loans from the majority shareholder. The Company expects to incur significant additional costs for the build-out of our concept and require working capital until we can generate positive cash flows from operations. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our Regulation Crowdfunding campaign and the sale of additional common stock to third party investors. If the Company cannot raise additional capital or if revenue producing activities are delayed or slow to develop, the Company may consume all of the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, international payment regulations, consumer tastes and trends, negative press, or competition from other entities. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Deferred Rent
The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the balance sheet.

Revenue Recognition
The Company will recognize revenues from the sale of products and services when (a) pervasive evidence that an agreement exists (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured. In general, revenue is recognized when services (marketing: coupons, deals, and loyalty programs) are rendered or products (gift cards, payment processing, remittances, global airtime top up and bill payment) are delivered/processed.

Income Taxes
The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Stock-Based Compensation
The Company measures the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees, the fair value of the award is measured on the grant date and for non-employees, the fair value of the award is generally re-measured on vesting dates and interim financial reporting dates until the service period is complete. The fair value amount is then

recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period. Awards granted to directors are treated on the same basis as awards granted to employees.

Research and Development
Research and development expenses are charged to operations as incurred.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09 "Revenue from Contracts with Customers" (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02 "Leases" (Topic 842), that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU No. 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in the FASB Accounting Standards Codification ("ASC"). There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company's financial statements.

NOTE 3 – NOTES PAYABLE

Note Payable Related Party
During the year ended December 31, 2016 and the period from Inception to December 31, 2015, the Company's Chief Executive Officer advanced the Company $51,788 and $8,697, respectively. The advances were used to fund operations. On December 31, 2016, advance totaling $60,485 were memorialized into a promissory note due in April 2019. The note does not accrue interest; howeverc the Company will impute interest at 8% in the future.

Note Payable
In July 2016, the Company entered into a note agreement with a third party for $14,000 in proceeds. The proceeds were used for operations. The note is due in April 2019 and does not bear interest. During the year ended December 31, 2016, the Company imputed interest expense of $509 based upon an 8.0% interest rate.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Lease

In December 2015, commending on March 1, 2016, the Company entered into a five (5) year lease agreement for its primary operations located in National Harbor, Maryland. The lease requires initial monthly rental payments of $6,355, with an annual increase of 3%. The lease contains a three (3) year renewal option at prevailing market rates, but no less than the monthly rent upon the final month of the lease term. Payments on the lease commenced in April 2016. Rent expense for the year ended December 31, 2016 was $51,972.

As of December 31, 2016, future annual minimum lease payments under the Company's operating lease agreement are as follows:

For years ending December 31:		
2017	$	78,167
2018		82,332
2019		85,206
2020		89,531
2021		15,176
	$	350,412

Employment Contracts

As of December 31, 2016, the Company has employment contracts with three individuals for total annual compensation of $501,000. As of December 31, 2016 and 2015, accrued salaries related to these contracts recorded within accrued liabilities were $533,000 and $142,000, respectively. In addition, these employment contracts include various bonus provisions. As of December 31, 2016 and 2015, accrued bonuses related to these contracts recorded within accrued liabilities were $129,267 and $37,400, respectively.

Legal

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' DEFICIT

Common Stock

The Company authorized 275,000,000 shares, comprised of 200,000,000 Class A common shares, 25,000,000 Class B common shares, and 50,000,000 preferred shares. All shares have a par value of $0.01. Class A and Class B common shares are identical except that Class B shareholders have one hundred fifty (150) votes per share and Class A shareholders have one (1) vote per share.

Upon Inception, the Company issued the founder 9,645,000 shares of Class A and 4,250,000 shares of Class B. The shares were issued at their par value with the offset to additional paid-in capital.

In July 2015, the Company entered into a subscription agreement with a shareholder whereby the shareholder would purchase 1,666,666 shares of Class A and 750,000 shares of Class B common stock for $500,000. The shareholder ultimately paid a total of $229,100 for the shares and thus a subscription receivable representing that amount was recorded at date of the agreements. The Company received proceeds of $88,700 and $40,300 during the year ended December 31, 2016 and the period from Inception to December 31, 2015, respectively. Subsequent to December 31, 2016, the Company received the remaining $100,100.

In September 2016, the Company sold 60,000 shares of Class A for $30,000 in proceeds.

Preferred Stock
The board of directors is authorized to determine the designation, powers, preferences, and rights of preferred shares upon issuance. During 2016 and 2015 no preferred shares were issued.

Contributed Capital
The Company's majority shareholder contributed $10,000 for operations during the year ended December 31, 2016.

Stock Grant
In September 2016, in connection with an employment agreement, the Company granted 200,000 shares of Class A. The shares vest over a four-year period. The Company valued the shares at $0.50 on the date of the agreement based upon the most recent sales price of the Class A. The Company recorded compensation expense of $7,656 during the year ended December 31, 2016. As of December 31, 2016, the remaining compensation expense of $114,844 was expected to be recorded ratably through September 2020. However, subsequent to year end, the Company modified the grant so that the shares would immediately vest and thus the remaining expense will be recorded at that time. In addition, the employee received an additional 45,000 shares of Class A for which were immediately vested.

NOTE 6 – RELATED PARTY TRANSACTIONS

See Notes 3 and 4.

NOTE 7 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the year ended December 31, 2016 and the period from Inception to December 31, 2015:

	Year Ended December 31, 2016	Period from July 10, 2015 (Inception to) December 31, 2015
Income tax benefit attributable to:		
Current taxes - Federal	$ -	$ -
Deferred taxes - Federal	(216,322)	(93,887)
Valuation allowance	216,322	93,887
Net provision for income taxes	$ -	$ -

The following table presents the deferred tax assets and liabilities as of December 31, 2016 and 2015:

	December 31, 2016	December 31, 2015
Deferred tax asset attributable to:		
Net operating loss carryover	$ 85,038	$ 32,891
Accrued liabilities	225,171	60,996
Valuation allowance	(310,209)	(93,887)
Net deferred tax asset	$ -	$ -

At December 31, 2016, the Company had net operating loss carry forwards of approximately $250,000 that may be offset against future taxable income through 2035. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2015. The Company currently is not under examination by any tax authorities.

NOTE 8 – SUBSEQUENT EVENTS

On April 13, 2017, the Company formed Famacash India Private Limited, a wholly owned Indian subsidiary.

The Company has evaluated subsequent events that occurred after December 31, 2016 through June 2, 2017, the issuance date of these financial statements. Other than those disclosed, there have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Fama Cash is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $1M goal

Fama Cash

Mobile wallet marketplace

Small OPO · Alpharetta, GA · Financial Services
Accepting International Investment

Chat

INTRODUCING FAMA CASH



Chat

WHY WE'LL OUTSHINE THE COMPETITION

Famacash is an independent platform unlike Apple Pay, Samsung Pay or Google Pay. As a mobile and open digital payments marketplace, we will give customers and merchants the **flexibility to use multiple services from one company**. Fama provides products for all components of the payments ecosystem, including local and international money transfer, airtime recharge, bill payment, savings and emergency accounts, cash advances, gift cards, deals, coupons, as well as merchant processing and big data services -- **all from one, easy to use, private label and white label solution.**

Chat

All of our software is home grown and we are continuously developing new software to stay ahead of the competition.

Investment

We are looking to raise $1,000,000.

Each share is $1.00/share | $1,000,000 goal

Pre-Money Valuation is $16.3M

Perks

If you invest $50,000.00, you will receive an unlocked iPhone 7.

If you invest $100,000.00, you will receive an Apple Macbook Pro.

Disclaimer

The price of the shares merely reflects the opinion of the Company as to what would be fair market value. All investments entail risks. There is no guarantee that Company will achieve the desired results under all market conditions and each investor should evaluate its ability to invest for a long term. No representation is being made that product or strategy will or is likely to achieve profits, losses, or results similar to those discussed if any. This information is provided with the understanding that with respect to the material provided herein, that you will make your independent decision with respect to any course of action in connection herewith and as to whether such course of action is appropriate or proper based on your judgment, and that you are capable of understanding and assessing the merits of a course of action. We have not undertaken any efforts to produce a valuation of the Company.

Chat

We believe that our innovation and commitment to providing our customers with a reliable, secure and efficient product will garner the confidence of our shareholders.



Payments Processing

The handling of electronic payment transactions for merchants. Merchant processing activities involve obtaining sales information from the merchant, receiving authorization for the transaction, collecting funds and sending payment to the merchant.


Coupons

mCoupons

Mobile Coupons (mCoupons) are a mobile solution that enables customers to receive, save and redeem coupons on their mobile phones. The mCoupon application from Fama is further integrated with the Fama payment platform and social media to extract, save and redeem coupons at the point of sale, anywhere and anytime.


Deals
UPTO 80% OFF
Cyber Monday Deals Return in November 2017

mDeals

Deals are similar to Groupon deals in which merchants sell goods and services at a significant discount. Customers buy these offers ahead of time and come to the store to redeem the deal. We are different than Groupon -- We don't charge merchants 40% of their sale and we don't force them to make a big price cut.


Send Gift Card
Slide to Send Gift

mGift Cards

M-gift cards work just like regular Gift Cards, except a digital card with a code is emailed or sent by SMS to the recipient. A copy of the m-Gift Card will also be sent to the purchaser as confirmation of successful delivery. M-Gift Cards are used just like regular gift cards, both online and in stores.


Bank Transfer
Available Balance
USD 1000.00
Slide to Send Money


Airtime Top Up
Top up
History
INDIA
Slide to Proceed


Wallet Transfer
Available Balance
$1000.00
Slide to Send Money


Send Cash
Slide to Proceed

Remittances

A transfer of money by a foreign worker to an individual in his or her home country. Money sent home by migrants competes with international aid as one of the largest financial inflows to developing countries. In 2016, according to the World Bank Report, $540 billion was spent in global remittance.

Global Airtime Top-Up

Airtime transfer is just like a gift card. It enables customers to top up the mobile phone of friends or relatives. The recipient must have a prepaid mobile account and the person who initiates the top-up can get this over the Internet, in a retail outlet or from a mobile phone wallet. Fama will accomplish this through direct connection with local aggregators.

Person-to-Person Payment (P2P)

Person-to-person transactions are conducted by the average consumer many times per year; examples of these transactions include sending money to a child at college, paying a friend back for your share of a lunch bill, paying the babysitter and sending money to family or friends.

Cross-Border & Domestic Bill Payment

An online and mobile service that allows you to pay your bills through your Fama Account. You can set up one-time payments, schedule future payments or create recurring payments from your Fama cash, savings account, checking account, safe balance banking account or from your home equity line of credit.

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OVERVIEW OF FEATURES


SECURE

- Send money to someone locally or internationally
- Buy airtime minutes for families in 200 countries
- Pay bills
- Send gift cards locally or internationally
- Receive coupons and deals from favorite merchants
- Visit agent/merchant locations to load cash into Fama account
- Withdraw cash from you Fama account
- More great features to be added

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We offer a marketplace with multiple solutions -- Fama offers unbanked and banked customers a convenient and economic way to send money to anyone within the United States and many countries around the world. Customers can recharge their mobile phone in 200 countries. **Merchants can process and receive mobile payments in real time and within minutes, create and push m-coupons, set up m-gift cards, m-loyalty points, and location-based deals**. All of Fama's solutions work within the United States and abroad through a direct or indirect network. We are an innovative provider for cross country customer m-commerce and engagement. With a white-label platform, we also provide consultancy, big data and mobile marketing managed services for mid-size and large retailers.

ASSESSING THE MARKET AND INDUSTRY

Year after year, the opportunity for mobile payments growth and usage has continued to expand. Current consensus is that the worldwide mobile payment opportunity stands at about USD $620 billion. This opportunity has the potential to exceed over USD $1 trillion by 2019. In terms of number of users of mobile payments, this figure currently stands at fewer than 500 million users and is projected to be just under 900 million users by 2019 (Sources: Bloomberg, Statista, US Aid, 2016). **Considering that there are currently over 6 billion cell phones in the world, however, this figure of 900 million may be under-estimated.** Regardless of the accuracy of these estimates, it is indisputable that mobile payments represent a massive opportunity in the great majority of the world's markets, both in the short and the long term.

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Mobile payments present an opportunity not only for the sort of transactions that are already part of traditional financial services, but also to capture small ticket transactions that have traditionally been carried out using cash. Mobile value-added services will provide an incentive for the consumer to use a mobile payment in lieu of cash.

The market for global mobile wallets is growing steadily and we believe it is conducive to the vision of Famacash. According to Allied Market Research, the global mobile wallet market is expected to reach $5 trillion by 2020, growing at a CAGR of 127.5% from 2013 to 2020. **Additionally, close to half of U.S. smartphone owners (around 113 million people) used a mobile wallet in 2017 and this number is expected to keep growing.**


FORECAST: Mobile Share of E-Commerce
PC commerce
M-commerce
$700
$600
$500
$400
$300
$200
$100
$0
$Billions
2013
2014
2015E*
2016E*
2017E*
2018E*
2019E*
2020E*
BI INTELLIGENCE
Source: US Census Bureau, comScore, Statista, BI Intelligence Estimates*

FAMA CASH APP

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A customer can send money to someone locally or internationally using three different channels: i) the Famacash mobile app, ii) the Famacash online app, iii) the Famacash agent locations. A customer can buy airtime minutes for families in 200 countries. A customer can pay bills. A customer can send a gift card to someone locally or internationally. A customer receives coupons and deals from favorite merchants. An unbanked customer can go to one of our agent/merchant locations and load cash into his/her Fama account. A customer can withdraw cash from our agent locations. **Very soon a customers will be able to save money in a saving or emergency account and will earn interest from their deposit.** In the future, Famacash aspires to offer loans to customers and merchants.


9:23 AM
Amit
USD 1000.00
Pay
Add Money
Passbook
Accept Money
Cash Pickup
Airtime
Wallet Transfer
Bank Transfer
Third Party Transfer
Gift Card
Recent Transaction
Airtel
Airtel
Home
Accounts
Profile
More


9:23 AM
Amit
USD 1000.00
Pay
Add Money
Passbook
Accept Money
Cash Pickup
Airtime
Wallet Transfer
Home
Accounts
Redeem
More

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FUTURE

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Competition

FAMA recognizes that the payments industry is a highly competitive one. Players in the mobile wallet market include mobile platform providers such as Google and Apple; retailers and merchants such as Wal-Mart, Target, and Starbucks; payment providers such as Visa, Master Card, and Discover; mobile network operators such as Sprint, Verizon, and T-Mobile; banks such as U.S. Bank, Chase, and Bank of America; and software startups such as Square, Softcard, and Paypal. The global mobile wallet applications market includes mobile commerce, mobile ticketing, mobile coupons, mobile transfer, and micropayments. However, there are two main issues that are unaddressed by the current players in the market. First, mobile phones are multifunctional devices that allow for a variety of communication methods, from ubiquitous voice and SMS channels to more sophisticated software applications or web browsers. However, to be a viable solution for mobile money, the channel should ideally be universally available to every type of mobile phone as well as secure. In the United States, all services are solely smartphone based and cannot be accessed through all phones. Secondly, there have been a number of players such as Apple, softcard, Google, and PayPal, in the market finding nominal success with their mobile wallet applications. However, with consumer adoption expansion, it will be important to offer a more valuable wallet with more functionality, personalization and integration without compromising security.

YEAR 1

Consumers will receive foreign remittance and e-gift cards as they will receive personalized offers and discounts from local merchants. In phase one, Fama will enable consumers to send and receive money and e-gift cards, bill payments, airtime top-up, merchant payments, online payments, e-ticketing, check deposit and receive coupons and offers. Fama will enable merchants to push coupons, e-gift cards, and rewards point to consumers as well as receive mobile and online payments.

YEAR 2

Famacash will offer restaurant ordering, online booking, and mobile shopping and a mobile credit card. For merchants, Fama will offer full-service POS (point-of-sale) solutions.

YEAR 3

Fama will add more innovative features to generate more revenues and sales. For instance, the company will add a buy/sell platform where consumers will be able to buy and sell used products (similar to eBay) and establish a Fama mobile marketplace, where goods will be sold online like Amazon. Fama, Inc. would also like to pursue wearable devices manufacturing and software applications that can be bundled together for solving the daily problems of consumers and merchants. Overall, the company would pursue new innovative mobile technology in order to always focus on staying ahead of their competition.

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SHARING OUR SUCCESS

Our Famacash journey has led us to complete an entire platform which allows customers and agents to perform financial transactions via our mobile app and web-based interfaces. Clients and agents can send and receive money to and from 50 countries and have the option to either deposit to a bank account, cash pick, or send to a mobile wallet. Customers will be able to buy gift cards, purchase deals, redeem coupons, pay bills, cash in or cash out, and get cash back. In November 2017, we plan to roll out the taxi calling and Fama driver platform as we continue to evolve into the go-to service for customers' finance. We have chosen to engage in a crowd-funding round in place of venture capital at this particular stage. We have a vision, robust strategy, a dynamic product, qualified leadership and the ability to attract the best minds in the industry as we move forward. We are currently seeking the financial resources to bring our product to market.

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OUR ACHIEVEMENTS

1. Development of platform is scheduled to complete in July

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2. Licensed to send money from all 50 states and EU countries

3. Global presence with team members and banking partners

4. Ability to send money to mobile wallets in Asia and Africa

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5. Registered as a wholly-owned subsidiary in India, UK, Bangladesh

6. A white-label-ready platform for retailers

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Founded in 2015

Famacash was born with $500k seed funding

Famacash was registered on July 10, 2015

September 2015

Development Begins!

The Famacash team begins the journey of developing the groundbreaking app.

June, 2017

Famacash Launches on StartEngine!

Famacash seeks $1M from everyday investors.

July 30, 2017

Version 1 Complete!

The Famacash team completes development for the first version of the app. (ANTICIPATED)

August 15, 2017

Famacash app is LIVE on Apple store and Google Play

Next stop: a $5M raise from Regulation A+ crowdfunding (ANTICIPATED)

August 30, 2017

Beta Stage Begins

Famacash will enter a feature-rich beta phase ready to be tested. (ANTICIPATED)

September 30, 2017

Marketing Plan Launched

The Famacash team launches a marketing plan with the goal of reaching the masses with the ultimate financial tool. (ANTICIPATED)

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Meet the Founder



Dr. Saiful Khandaker

CEO & Founder

Dr. Khandaker has been the CEO of FAMA since 2015. Prior to FAMA, Dr. Khandaker was CEO of Freebee Pay, an innovative loyalty and shopping solution that also integrated charity payments into its product offering. Also co-founder of Beekash Payment Systems, LLC, and a payment gateway system that enabled processing for Credit & Debit cards, e-Checks, and Bitcoin transactions for worldwide online retailers. Before FreebeePay and Beekash, Dr. Khandaker has designed and developed software applications for AT&T, Cingular Wireless, Cox Communications, BellSouth, Delta Airlines, GE, and many start-ups. Dr. Khandaker has a Doctorate degree in Organizational Leadership, a Master's of Science degree in Technology Management, and a Bachelor of Science degree in Computer Information Systems. He received Top 5 Mobile Innovation Award in 2011 by the Wireless Technology Forum of Georgia and Top 40 Innovation Award in 2012 by the Technology Association of Georgia. Position held in past three years: July 2015 - present CEO, Fama, Inc. November 2009 - June 2015 CEO, FreebeePay, Inc.

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And the Rest of the Team



Hussain Shirazie

EVP Asia & Middle East

Hussain has been the EVP Asia & Middle East of FAMA since September 2016. He was responsible for the Standard Chartered Bank's transaction banking business based out of Dhaka, Bangladesh for the last three years ending March 16, 2016. The USD 140 million business comprising of a 41 member team covered all facets of the corporate transaction banking business. Prior to Bangladesh, he was based out of Bahrain for 6 years with added business and management responsibility for the Saudi Arabia, Oman, Qatar, Jordan and Lebanon markets. Earlier, he spent 4 years with HSBC in Sydney, Australia running their payments and cash management business and 5 years with Citibank starting in 1997 in Dubai as part of their corporate business and relationship management. Position held in past three years: September 2016 - present EVP Asia & Middle East, Fama, Inc. January 2012 - April 2016 Managing Director, Transactional Banking, Standard & Chartered Bank, Bangladesh



Rabiul Karim

EVP

Karim has been the EVP of FAMA since November 2015. He has held a senior level management position with a large retail chained company where he managed over 1800 employees. Karim is actively involved in the South Asian community. He has been elected as the chairman of FOBANA (Federation of Bangladeshi Association in North America), a non-profit parent organization for over 200 Bangladeshi Associations of North America. Karim is on the board of directors of the Pundra University of Science and Technology and the board of directors of Bangladesh Medical College. He earned a MBA from Wichita State University. Position held in past three years: July 2015 - present EVP, Fama, Inc. April 2008 - June 2015 Vice President, Baig & Karim, LLC

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Offering Summary

Maximum 1,000,000 shares of common stock ($1,000,000)

Minimum 10,000 shares of common stock ($10,000)

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Company	Fama, Inc.
Corporate Address	13010 Morris Road, Building 1, Suite 600, Alpharetta, GA 30004
Description of Business	Famacash is a mobile financial services company. Using the Famacash app and website customers can send money, airtime, gift-cards, and deals. Merchants can push deals and coupons to customers using Fama.
Type of Security Offered	Class A Common Stock
Purchase Price of Security Offered	$1.00 per share
Minimum Investment Amount (per investor)	$500

Perks

$50,000+ investment will earn an unlocked iPhone 7

$100,000+ investment will earn an Apple Macbook Pro

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Fama Cash to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Whether you need to send money to someone locally or send money to your family in another country, sending money is still a problem. Banks and the Western Union charge a big fee to transfer your money. And it's a hassle going to the Western Union and filling out the 'send money' form every time. Shouldn't sending money be easy like pushing a button? Now it is! Meet Famacash. Famacash lets you send money instantly to anyone, anywhere, anytime without leaving home. Start using Famacash and send money instantly. Stop worrying about transfer fees. There is no more waiting in line. And what's more, sending money with Famacash is completely secure! Transfer money the easy way. Download Famacash from the app store and google play.

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